02021471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-43930

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 12 2002
143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Presidential Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway Suite 1050
(No. and Street)

Englewood, (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel G. Lempe (303)694-1600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Gulbransen, CPA
(Name — *if individual, state last, first, middle name*)

3033 So Parker Rd Suite 240 (Address) Aurora, (City) CO (State) 80014 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel G. Lempe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidential Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
HEATHER H. JANSON
STATE OF COLORADO
My Commission Expires 3-8-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Presidential Brokerage, Inc.

I have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. as of December 31, 2001 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information had been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Robert L. Gulbransen, Certified Public Accountant
February 15, 2002

Presidential Brokerage, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 60,898
Cash, investment accounts	547,043
Securities Inventory	-0-
Deposits with clearing firms	111,230
Receivable from brokers and dealers	212,540
Advances to brokers	12,294
Property and equipment, net	13,326
Deposits	25,694
Organization costs, net	-0-
Total Assets	$ 983,025

Liabilities and Shareholders' Equity

LIABILITIES:	
Payable to brokers and dealers	$ 246,550
Accounts payable, payroll taxes payable, and other liabilities	68,249
Contingent client claims	260,250
Total Current Liabilities	$ 575,049
Liabilities subordinated to claims of general creditors	
Principal	$ 0
Accrued Interest	0
	$ 0
Stockholders' Equity 2,000,000 shares authorized, 1,070,000 shares outstanding, at a stated value of $0.05 per share	$ 53,500
Additional paid-in capital	286,387
Retained Earnings	68,089
Total Stockholders' Equity	$ 407,976
Total Liabilities & Stockholders Equity	$ 983,025

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Income
for the Year Ended December 31, 2001

Revenues:

Commissions	$4,553,598
Net dealer inventory and investment gains (losses)	353,759
Postage fees	538,549
Interest and dividends	32,083
Management fees	125,823
Other	1,359
	$ 5,605,171

Expenses:

Employee compensation and benefits	$ 579,776
Commissions and brokerage fees	2,939,603
Clearing House Charges	479,175
Communications	421,125
Occupancy rentals	397,772
Interest	8,751
Payroll taxes	202,506
Taxes, other than income and payroll	9,925
Other operating expenses	435,459
	$ 5,474,092
Income <loss> before income taxes	$ 131,079
Income taxes	<800>
Net income	$ 130,279

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ 130,279
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation & Amortization	$ 28,455
(Increase) decrease in:	
Receivable from broker/dealer	43,195
Other receivables	125,604
Advances to brokers	(2,044)
Deposits with clearing firms & other deposits	2,778
(Decrease) increase in:,	
Accounts payable	(54,418)
Interest payable	(21,001)
Commissions payable	(19,410)
Contingent client claims	(308,985)
Gain on sale of equipment	
Total Adjustments	$ (205,826)
Net cash provided by operating activities	$ (75,547)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net purchases of property & equipment	$ (9,059)
Net cash used in investing activities	$ (9,059)
CASH FLOWS FROM FINANCING ACTIVITIES	
Adjustment to prior retained earnings	$ 801
Liabilities subordinated-paid off	(105,000)
Compensatory stock grant	6,300
Net cash used in financing activities	$ (97,899)
Net decrease in cash and cash equivalents	$ (182,505)
Cash at beginning of year	790,446
Cash at end of year	$ 607,941

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Cash Flows (Continued)
for the Year Ended December 31, 2001

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:

Interest	$ 8,751
Income Taxes	800

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2001

	Balance Jan. 1, 2001	Prior Period Adjustment Retained Earnings	Distributions Paid	Stock Grant	Net Income	Balance at end of year
Common Stock	$50,000			$3,500		$53,500
Additional Paid in Capital	283,587			2,800		283,587
Retained Earnings/ (Accum. Deficit)	(62,991)	801	0		130,279	68,089
Total	$270,596	$ 801	$ 0	$6,300	$130,279	$407,976

Presidential Brokerage, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of Creditors
for the Year Ended December 31, 2001

	Balance Jan. 1 2001	Balance Paid off in 2001	Balance At end of Year
Principal	$105,000	$(105,000)	0
Accrued Interest	21,001	(21,001)	0
Total	$126,001	$(126,001)	0

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
for the Period Ended December 31, 2001

Balance at January 1, 2001	$ 105,000
Disbursement paid	(105,000)
Balance at December 31, 2001	$ 0

The accompanying notes are an
integral part of these financial statements

Presidential Brokerage, Inc.
Notes to Financial Statements
December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Presidential Brokerage, Inc. (the "Company") was incorporated in the State of California on June 25, 1991. The Company registered as a broker-dealer with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. on December 18, 1991 and commenced trading operations. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's security business is limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and the related revenues and expenses are reflected in the financial statements on a settlement date basis, which is generally three business days after trade date. Revenues and expenses on a trade basis are not materially different from revenues and expenses on a settlement date basis.

The Company depreciates it's property and equipment over a five (5) to seven (7) year straight-line basis whereby in the year of acquisition 7 to 10 percent of the cost is depreciated; also the company takes advantage of the Federal Tax code section (179) allowing depreciation write-offs of up to $24,000 in year of acquisition. This method of writing off up to $24,000 in acquisition is not a generally accepted accounting principle, however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Leasehold improvements are amortized over a 7 year life.

Organization costs were amortized over a period of sixty months. Organization costs are recorded net of accumulated amortization of $8,000. Amortization expense for the year ended December 31, 2001 is $0. The organization costs were fully amortized by December 31, 1996.

For the purpose of the cash flow statement, cash and cash investment accounts are considered as one amount totaling $607,941.

Note 2: CASH RESTRICTED, SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND LIABILITIES, SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had entered into and renewed one (1) borrowing under subordination agreements at January 1, 1997, and is listed below:

Effective Date	Amount	Interest Per Annum	Expiration
January 1, 1997	$105,000	10%	January 1, 2003

During 2001 the company paid off the subordinate liabilities and the interest.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers (NASD) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings were not needed to meet the net capital requirements.

Note 3: SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

	Owned
Cash deposits at WFS	$547,043

The Company, prior to year end, closed out their inventory of stocks. There are cash deposits at Wheat First Securities Inc. All market positions have closed out and hence, all gains and losses have been recognized.

Note 4: Receivable from Shareholder

The receivable from 2000 was paid in full during 2001.

Presidential Brokerage, Inc.
Notes to Financial Statements
December 31, 2001

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

		Depreciable Lives
Furniture & Equipment	$ 291,572	5 & 7 years
Leasehold Improvements	2,767	7 years
Less: accumulated depreciation/ amortization	281,013	
Property and Equipment, Net	$ 13,326	

Depreciation expense for the period ended December 31, 2001 is $28,455.

Note 6: INCOME TAXES

The income tax provision at December 31, 2001 consists of expense (benefit):

Current	$ 800

The Company has elected subchapter-S status for tax purposes, as such all incidents of tax will pass through to the individual stockholders. There is no tax liability for the Corporation other than a minimum franchise tax liability to California of $800.

Note 7: COMMITMENTS & CONTINGENCIES

COMMITMENTS

The company is under a non-cancelable leasing arrangement for it's office premises in Englewood Colorado through February 28, 2003. Also, the company has a non-cancelable lease for office premises in Colorado Springs Colorado through October 31, 2004. Also, the Company has a non-cancelable lease for San Diego, California with a lease termination date of April 30, 2006. The company did not renew the lease in Las Vegas Nevada, Irvine California, and Charleston South Carolina. The company as of December 31, 2001 no longer does business in those locations. The company added an office in Colorado Springs Colorado during 2001.

The minimum future rental commitments for operating leases having remaining terms in excess of one year as of December 31, 2001 for each of the next five (5) years and in the aggregate are:

Note 7: COMMITMENTS & CONTINGENCIES (Continued)

December 31,	
2002	362,227
2003	244,132
2004	218,791
2005	196,260
2006	66,140
	$1,087,550

Rental expenses amounted to $397,772 in 2001 under these leasing agreements.

CONTINGENCIES

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts, as of December 31, 2001 the balance is $60,898 at one bank. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount. They also carry cash balances in investment accounts at one security firm of $658,273, which also are in excess of $100,000 at each security firm.

Note 8: ADDITIONAL EVENTS 2001
During 2001, the company closed operations at Irvine, California and Charleston, South Carolina. The company has a line of credit at a commercial bank for a maximum of $3,000. It currently does not have a termination date and there is a loan balance of -0-.

Note 9: During 2001 the company issued 70,000 shares of common stock to employees as a compensatory plan, with a value of $6,300.

Note 10: NET CAPITAL REQUIREMENTS
As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that Net Capital, as defined, shall be at least $100,000. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2001, the Company had net capital, as defined, of $356,662. Ratio of aggregate indebtedness $575,049 to net capital was 1.61 to 1 which is less than the maximum allowed if 15 to 1.

Presidential Brokerage, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2001

Computation of net capital	
Total ownership equity from statement of financial condition	$407,976
Add: Subordinated liabilities	0
Less: Non-allowable assets	<51,314>
Securities haircut	-0-
Net capital	$356,662
Computation of net capital requirements	
Minimum net capital requirements	
6 2/3 of net aggregate indebtedness	$ 38,337
Minimum dollar net capital required	100,000
Net capital required, greater of above	$ 100,000
Excess net capital	$ 256,662
Percentage of aggregate indebtedness to net capital	1.61 : 1

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2001

A computation of reserve requirement is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2001

Information relating to possession or control requirements is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

Presidential Brokerage, Inc.
Supplementary Account's Report
on Internal Control
Report Pursuant to 17a-5
for the Year Ended December 31, 2001

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Board of Directors
Presidential Brokerage, Inc.

In planning and performing my audit of the financial statements of Presidential Brokerage, Inc. for year ended December 31, 2001, I considered its internal control structure, for the purpose of safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Presidential Brokerage, Inc. that I considered relevant to objectives stated in rule 17a-5 (g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e). I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Gulbransen

Robert L. Gulbransen
Certified Public Accountant
February 15, 2002